 Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Jeffrey Werbitt, Solomon Cromwell, John Reynolds

Re:     HGU Investments, Inc. Corporation Registration Statement on Form SB-2
          (Reg. No. 333-97429)

Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, HGU Investments, Inc.(the "Company") hereby requests that the Company's Registration Statement on Form SB-2, (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective because the Company has under gone a corporate structure change that makes an offering impractical at this time. No securities were sold or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (817) 731-9172 or Jerry Ormand at (214) 443-0000.

Very truly yours,

HGU Investments, Inc.

By: ______________________________
      Dylan Roan
      President